CHANGE IN CERTAIN INVESTMENT STRATEGIES

On April 30, 2013, the Fund's Board of Trustees approved changes to certain of the Fund's investment strategies. The Fund's investment strategies are non-fundamental policies of the Fund and require 60 days' prior written notice to shareholders before they can be changed by the Board without receiving shareholder approval. As such, on or about October 14, 2013, the following Fund investment strategies will become effective:

      o The Fund may invest up to 15% of its Total Assets (as defined in the Fund's Prospectus) in infrastructure securities in countries which are not members of the Organization for Economic Cooperation and Development (OECD);

      o Under normal market conditions, the Fund will seek to invest a minimum of 40% (previously 50%) of the Fund's Total Assets in the securities and instruments of non-U.S. Infrastructure Issuers (as defined in the Fund's Prospectus) located in Australia, New Zealand, Canada, the United Kingdom and other European Union member countries as of the date of the Prospectus, Switzerland, Japan, Hong Kong and Singapore;

      o Across both the Fund's Core Component and Senior Loan Component (both as defined in the Fund's Prospectus), no more than 60% (previously no more than 50%) of the Fund's Total Assets may be invested in securities and instruments of U.S. infrastructure issuers at any one time;

      o Within the Core Component, no more than 45% (previously 30%) of the Core Infrastructure Securities (defined as equity securities and securities and instruments with equity characteristics, and other securities and instruments issued by Infrastructure Issuers) may, at any time, consist of securities and instruments of U.S. Infrastructure Issuers; and

      o The Fund will no longer seek to deliver at least 50% of its income attributable to the Core Infrastructure Securities (as defined in the Fund's Prospectus) as tax-advantaged dividends under the United States Internal Revenue Code of 1986, as amended.